UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65199

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARES WEALTH MANAGEMENT SOLUTIONS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 17TH STREET, STE 2900
(No. and Street)

DENVER	CO	80214
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE-CW@ARESMGMT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

725 S FIGUEROA STREET	LOS ANGELES	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/23/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF TAYLOR, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARES WEALTH MANAGEMENT SOLUTIONS, LLC, as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY CAMERON
NOTARY PUBLIC STATE OF COLORADO
NOTARY ID 20224014927
MY COMMISSION EXPIRES APR 14, 2026

Signature:

Title: CO-CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3 1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a 2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3 3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security based swap customers under 17 CFR 240.15c3 3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a 5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARES WEALTH MANAGEMENT SOLUTIONS, LLC

Financial Statements and Supplementary Schedules

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

TABLE OF CONTENTS



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member and Those Charged with Governance of Ares Wealth Management Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ares Wealth Management Solutions, LLC (the "Company") as of December 31, 2025, the related statements of comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

March 2, 2026

ARES WEALTH MANAGEMENT SOLUTIONS, LLC

Statement of Financial Condition

		As of December 31, 2025
Assets		
Cash	$	7,214,853
Sales and distribution fees receivable		7,054,410
Prepaid expense and other assets		1,174,988
Receivable from affiliate, net		955,381
Reimbursement revenue receivable		41,139
Interest receivable		14,984
Total assets	**$**	**16,455,755**
Liabilities		
Sales and distribution costs payable	$	7,488,190
Accounts payable and accrued expenses		3,081,244
Total liabilities		**10,569,434**
Member's equity		**5,886,321**
Total liabilities and member's equity	**$**	**16,455,755**

See accompanying notes to financial statements.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC

Statement of Comprehensive Income

	For the Year Ended December 31, 2025
Revenue	
Placement fee revenue	$ 15,786,349
Facilitation fees	16,672,003
Sales and distribution fees, net	2,369,601
Other revenue	213,781
Total revenues	**35,041,734**
Expenses	
Compensation and benefits	15,571,461
Marketing	9,102,704
Travel and entertainment	3,894,143
General and administrative expenses	6,473,426
Total expenses	**35,041,734**
Non-operating income	
Interest and other income	186,533
Total non-operating income	**186,533**
Net Income	**$ 186,533**

See accompanying notes to financials statements.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC

Statement of Changes in Member's Equity

Balance at December 31, 2024	**$**	**5,699,788**
Net income		186,533
Balance at December 31, 2025	**$**	**5,886,321**

See accompanying notes to financials statements.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC
Statement of Cash Flows

		For the Year Ended December 31, 2025
Cash flows from operating activities:		
Net income	$	186,533
Cash flows due to changes in operating assets and liabilities:		
Prepaid expense and other assets		(788,717)
Sales and distribution fees receivable		(2,300,477)
Interest receivable		3,293
Receivable from affiliate, net		(989,583)
Sales and distribution costs payable		1,782,744
Reimbursement revenue receivable		83,727
Accounts payable and accrued expenses		1,583,247
Net cash used in operating activities		**(439,233)**
Net decrease in cash		(439,233)
Cash, beginning of year		7,654,086
Cash, end of year	**$**	**7,214,853**

See accompanying notes to financials statements.

1. Nature of Business and Summary of Significant Accounting Policies

Ares Wealth Management Solutions, LLC (the "Company") is a wholly owned subsidiary of Ares Management LLC ("AM LLC"). The Company was formed as a limited liability company on December 20, 2001 under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). AM LLC is a wholly owned subsidiary of Ares Management Corporation. During 2025, the Company conducted business primarily as a broker-dealer to offer shares of non-traded investment funds (collectively, "the Funds") managed by affiliates of AM LLC. AWMS is subject to the SEC's uniform net capital rule of the Securities Exchange Act ("Rule 15c3-1"), which specifies the minimum level of net capital a broker-dealer must maintain.

Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Cash

Cash includes a liquid balance in a demand deposit account that is available to support the general liquidity needs of the Company. At December 31, 2025, the Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits. The Company monitors the credit standing of financial institutions holdings its cash balances.

Income Taxes

The Company's earnings flow through to AM LLC, the parent of the Company, without being subject to entity level income taxes. Consequently, the Company's earnings reflect no provision for income taxes. At December 31, 2025, the Company had no significant uncertain tax position. The Company is subject to income tax examination by taxing authorities for all tax years after and including 2022. The Company recognizes both accrued interest and penalties in its statement of comprehensive income, when appropriate. For the year ended December 31, 2025, no such interest or penalties have been incurred.

Revenue Recognition

The Company recognizes revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company's revenue is based on a determinable transaction price and distinct performance obligations with probable collectability. Revenues are not recognized until the performance obligations are satisfied.

The Company earns sales and distribution fees for managing the offerings for the Funds. The Company earns sales and distribution fees and facilitation fees for managing private placements of certain Funds. The Company's performance obligation is the sale of securities to investors that is fulfilled on the trade date. Revenue from sales and distribution fees is reported net of amounts re-allowed to participating broker-dealers as the Company acts as an agent in the transaction.

The Company provides services to AM LLC pursuant to an executed related party agreement ("Master Distribution Agreement") effective December 1, 2023, and in return for its services, the Company is reimbursed for

all net operating expenses. The Company records these expense reimbursement as placement fee revenue in the period in which the expenses are incurred. As the Company is deemed a principal with respect to services provided, revenues received pursuant to the Master Distribution Agreement are presented gross of the related operating expenses.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued. No recent accounting pronouncements were determined to be applicable or are expected to have minimal impact on its financial statements.

2. Fee and Other Revenue

The Company has dealer manager agreements with the Funds to offer their shares and private placements in exchange for fees and the reimbursement of direct expenses. Sales and distribution fees are paid based on a percentage of gross equity proceeds raised through subscriptions to the funds and on a percentage of fund net asset value ("NAV") that differs by fund and by share class. Sales and distribution fees of $90,067,864 are presented net of $87,698,263 of amounts re-allowed to participating broker-dealers within sales and distribution fees, net on the Statement of Comprehensive Income for the year ended December 31, 2025.

Facilitation fees are paid based on a percentage of gross equity proceeds raised through private placements of Ares Diversified Real Estate Exchange and Ares Industrial Real Estate Exchange. The related receivables of $93,583 for facilitation fees are included within sales and distribution fees receivable within the Statement of Financial Condition.

The Company is reimbursed for direct expenses related to its marketing efforts on behalf of certain funds. Reimbursement revenue under this arrangement totaled $213,781 for the year ended December 31, 2025 and is presented within other revenue in the Statement of Comprehensive Income.

3. Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant portion of a broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15-to-1.

At December 31, 2025, the Company had regulatory net capital of $3,714,813, which was $3,010,184 in excess of its minimum net capital requirement of $704,629. At December 31, 2025, the aggregate indebtedness to net capital ratio was 2.85 to 1.

4. Related-Party Transactions

The Company is party to a Master Distribution Agreement with AM LLC, as amended and restated on December 1, 2023, under which the Company provides services to AM LLC and is reimbursed for the Company's operating expenses.

The Company entered into an agreement with AM LLC on November 1, 2023, referred to herein as the "Expense Allocation and Reimbursement Agreement", under which AM LLC either directly or through its affiliate, Ares Operations LLC ("Ares Ops"), will provide personnel, overhead, office facilities and equipment and various other shared services to the Company. The Company maintains a record of overhead and services provided but is not directly or indirectly liable for expenses related to these services, except for registered sales representative employee sales-based employee compensation, which is reimbursed by the Company to AM LLC and recorded as sales-based employee compensation on the Statement of Comprehensive Income.

The Expense Allocation and Reimbursement Agreement notes that receivable and payable balances between the Company, AM LLC, and Ares Ops shall be accounted for on a net basis. As such, receivable from affiliate, net presented in the Statement of Financial Condition as of December 31, 2025 includes $2,619,419 due from AM LLC under the Expense Allocation and Reimbursement Agreement, net of $1,664,038 due to Ares Ops under the terms of the Master Distribution Agreement.

5. Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, as well as service agreements. The Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability, and therefore it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently there are no commitments or contingencies, inclusive of legal proceedings or regulatory matters, pending against the Company that would have a material impact on the Statement of Financial Condition.

6. Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of earning sales and distribution fees and facilitation fees for managing the offerings and private placement of the Funds. The Company has identified its Co-Chief Executive Officers as the chief operating decision makers ("CODMs"), who use net income to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 2, 2026, the date the financial statements were issued. On January 2, 2026, the Company completed a legal merger with its affiliated broker-dealer, Ares Management Capital Markets "AMCM", pursuant to which AMCM became the surviving entity and the Company's broker-dealer operations were consolidated into AMCM. As a result of the merger, the Company ceased operating as a separate legal entity effective that date. The Company has submitted a Broker-Dealer Withdrawal form for AWMS to FINRA to terminate our registration; as of the date these financial statements were issued, the application had not yet been approved.

This transaction occurred subsequent to the December 31, 2025 balance sheet date and does not provide additional evidence about conditions that existed at year-end. Accordingly, no adjustments have been made to the accompanying financial statements as of and for the year ended December 31, 2025. No other events were identified for recognition or disclosure.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

Net Capital:

Member's equity	$	5,886,321
Deductions and/or charges		
Less non allowable assets:		
Prepaid expense and other assets		1,174,988
Receivables from affiliate, net		955,381
Reimbursement revenue receivable		41,139
Total deductions		2,171,508
Net capital		**3,714,813**
Minimum required net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness of $10,569,434)		704,629
Capital in excess of minimum requirements	$	**3,010,184**
Aggregate indebtedness	$	**10,569,434**
Aggregate indebtedness to net capital		2.85 : 1

Statement pursuant to SEC Rule 17a-5(d)(2)(iii):

There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts reported in Ares Wealth Management Solutions LLC's corresponding unaudited Form X-17A-5 Part II-A filed as of December 31, 2025, as amended March 2, 2026.

ARES WEALTH MANAGEMENT SOLUTIONS LLC
EXEMPTION REPORT

Ares Wealth Management Solutions LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) participating in distributions of securities and (2) acting as a placement agent for offerings of AM LLC and its affiliates and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jeff Taylor, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____*Jeff Taylor*_____

Co-Chief Executive Officer
March 2, 2026

1



EY

Shape the future
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Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member and Those Charged with Governance of Ares Wealth Management Solutions, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report in which Ares Wealth Management Solutions, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to (1) participating in distributions of securities and (2) acting as a placement agent for offerings of AM LLC and its affiliates and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Managing Member, those charged with governance, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 2, 2026